Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617 482 8260

eatonvance.com

November 25, 2020

VIA EDGAR

Lisa N. Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PRE 14A Filings for the Funds Listed on Appendix A (each, a “Fund” and collectively, the “Funds”)

Dear Ms. Larkin,

This letter responds to comments you provided to the undersigned and Jordan Beksha via telephone on November 18, 2020 in connection with your review of the Funds’ preliminary proxy statements (each, a “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on November 13, 2020 (Accession Nos. 0000940394-20-001445 (“Preliminary Proxy Statement 1”) and 0000940394-20-001444 (“Preliminary Proxy Statement 2”)). We have reproduced each comment below and immediately thereafter provided the Funds’ response. Responses will be reflected in the Funds’ definitive proxy statements, as applicable. Capitalized terms not otherwise defined herein have the meanings ascribed to them in each Preliminary Proxy Statement.

1.	Each Preliminary Proxy Statement referenced the possibility of a virtual annual meeting. Please confirm that the Funds are aware that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Funds confirm that they are aware of the Guidance.

2.	In Preliminary Proxy Statement 1, please clarify the change described in the disclosure on page 13 in the paragraph entitled “Limitation of Liability” under “Comparison of New Investment Advisory and Administrative Agreements with Current Investment Advisory and Administrative Agreements.”

Response: The above-referenced disclosure will be revised as follows:

Limitation of Liability. Both the current and proposed new investment advisory and administrative agreements provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties, Eaton Vance shall not be subject to liability to the Fund or to any shareholder of the Fund for any act or omission in connection with rendering services under the agreement.  The current investment advisory and administrative agreements include an acknowledgement of the limited personal liability of shareholders of the Funds and, with respect to the current agreements for ETX, EHT, and EFL, also the Trustees of the Funds.  The proposed new investment advisory and administrative agreements include an acknowledgement that the shareholders, Trustees, and officers~~, and shareholders~~ of the Funds have limited personal liability as provided for in the Funds’ Declarations of Trust. The proposed ~~The current agreements for ETX, EHT, and EFL include a similar acknowledgement with respect to the limited personal liability of Eaton Vance’s trustees and shareholders, and the proposed~~ new investment advisory and administrative agreements include a similar acknowledgement with respect to the limited personal liability of Eaton Vance’s trustees, officers and shareholders.

3.	On pages 15 and 13 of Preliminary Proxy Statement 1 and Preliminary Proxy Statement 2, respectively, the Funds disclose that the Closing is subject to the completion or waiver of certain conditions. Please revise the last sentence of such disclosure for plain English. Please also disclose how shareholders may access the Merger Agreement.

Response: The above-referenced disclosure will be revised as follows:

One of these conditions is that ~~EVC must obtain the consent to the Transaction of EVC clients generating~~advisory clients of EVC’s investment adviser subsidiaries, which would include the Funds and other advisory clients, representing a specified percentage of ~~EVC’s aggregate~~EVC revenue ~~run-rate~~ as of September 30, 2020, consent to the continuation of their advisory relationships after the Closing, as more fully described in the Merger Agreement that EVC filed with the SEC on October 8, 2020 on Form 8-K, Exhibit 2.1.

4.	Please explain supplementally the rationale for the change described in the last sentence of the paragraph entitled “Indemnification” under “Comparison of New Investment Sub-Advisory Agreements with Parametric” on page 22 of Preliminary Proxy Statement 1.

Response: The proposed new investment sub-advisory agreements with Parametric reflect changes that would align the terms of the agreements more closely with one another and with the investment sub-advisory agreements between Eaton Vance and its other affiliated sub-advisers. The Funds are not party to these investment sub-advisory agreements, which are between Eaton Vance and Parametric. The indemnification provisions in the current investment sub-advisory agreements (which are currently in place for ETB, ETV, and ETW) serve to shift risk between Eaton Vance and Parametric and the removal of the provisions will not impact the Funds.

5.	Please explain supplementally the rationale for the change described in the paragraph entitled “Duration and Termination” under “Comparison of New Investment Sub-Advisory Agreements with Parametric” on page 22 of Preliminary Proxy Statement 1.

Response: As noted above, the proposed new investment sub-advisory agreements with Parametric reflect changes that would align the terms of the agreements more closely with one another and with the investment sub-advisory agreements between Eaton Vance and its other affiliated sub-advisers. The current investment sub-advisory agreements with Parametric would require Parametric to provide Eaton Vance with at least three months’ notice of termination. This has been reduced to 60 days’ in the proposed new investment sub-advisory agreements. Eaton Vance was comfortable with the change in light of the affiliation between Eaton Vance and Parametric, Eaton Vance’s ability to assume responsibility for the portfolio if the agreement with Parametric were to terminate, and the fact that 60 days is a more standard notice period.

6.	Pursuant to Rule 14a-4, the Staff believes that adjournments require a vote and a proposal line item on the proxy card. Please explain supplementally why the Funds’ proxy cards do not include a proposal line item regarding adjournment of the Fund’s special meeting.

Response: Rule 14a-4(a)(3) under the 1934 Act requires the form of proxy to identify “each separate matter intended to be acted upon” and states that “no reference need be made … to proposals as to which discretionary authority is conferred pursuant to [Rule 14a-4(c)].” The Funds submit that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. Instead, the Funds believe that adjournments are “incident to the conduct of the [shareholder] meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7). Therefore, the Funds respectfully decline to add a proposal line item regarding adjournment to the proxy cards.

7.	In Appendix H and Appendix E in Preliminary Proxy Statement 1 and Preliminary Proxy Statement 2, respectively, please add disclosure to address Section 15(f)(1)(A) of the Investment Company Act of 1940, as amended (“1940 Act”), in each Proxy Statement.

Response: The following will be added as the fourth bullet under “Information about the Transaction and its Terms” in the “Overview of the Board Evaluation Process” section:

•	A commitment that, for a period of three years after the Closing, at least 75% of each Fund’s Board members must not be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor investment adviser, if applicable) pursuant to Section 15(f)(1)(A) of the 1940 Act.

8.	Please add disclosure to address whether the Boards of Trustees of the Funds considered the performance of the investment adviser and, where applicable, investment sub-advisers (as opposed to the Funds’ performance specifically) pursuant to Item 22(c)(11)(i) of Schedule 14A.

Response: The first sentence of the third paragraph under “Nature, Extent and Quality of Services” under “Overview of the Board Evaluation Process” section of Appendix H and Appendix E in Preliminary Proxy Statement 1 and Preliminary Proxy Statement 2, respectively, will be revised as follows:

Appendix H: The Board considered Eaton Vance’s and the Sub-Advisers’ management capabilities ~~and~~, investment processes and investment performance in light of the types of investments held by each Fund, including the education, experience and number of investment professionals and other personnel who provide portfolio management, investment research, and similar services to the Fund…The Board considered the deep experience of Eaton Vance and its affiliates with managing and operating funds organized as exchange-listed closed-end funds, such as the Funds.

Appendix E: The Board considered Eaton Vance’s management capabilities ~~and~~, investment processes and investment performance in light of the types of investments held by each Fund, including the education, experience and number of investment professionals and other personnel who provide portfolio management, investment research, and similar services to the Fund…The Board considered the deep experience of Eaton Vance and its affiliates with managing and operating funds organized as exchange-listed closed-end funds, such as the Funds.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President

Appendix A

Preliminary Proxy Statement 1
Fund	Investment Company Act of 1940 File Number
Eaton Vance California Municipal Bond Fund	811-21147
Eaton Vance California Municipal Income Trust	811-09157
Eaton Vance Enhanced Equity Income Fund	811-21614
Eaton Vance Enhanced Equity Income Fund II	811-21670
Eaton Vance Floating-Rate 2022 Target Term Trust	811-23240
Eaton Vance High Income 2021 Target Term Trust	811-23136
Eaton Vance Limited Duration Income Fund	811-21323
Eaton Vance Municipal Bond Fund	811-21142
Eaton Vance Municipal Income Trust	811-09141
Eaton Vance Municipal Income 2028 Term Trust	811-22777
Eaton Vance National Municipal Opportunities Trust	811-22269
Eaton Vance New York Municipal Bond Fund	811-21148
Eaton Vance Risk-Managed Diversified Equity Income Fund	811-22044
Eaton Vance Short Duration Diversified Income Fund	811-21563
Eaton Vance Tax-Managed Buy-Write Income Fund	811-21676
Eaton Vance Tax-Managed Buy-Write Opportunities Fund	811-21735
Eaton Vance Tax-Managed Buy-Write Strategy Fund	811-22380
Eaton Vance Tax-Managed Diversified Equity Income Fund	811-21832
Eaton Vance Tax-Advantaged Dividend Income Fund	811-21400
Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund	811-21745
Eaton Vance Tax-Managed Global Diversified Equity Income Fund	811-21973
Eaton Vance Tax-Advantaged Global Dividend Income Fund	811-21470
Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund	811-21519

Preliminary Proxy Statement 2
Fund	Investment Company Act of 1940 File Number
Eaton Vance Floating-Rate Income Trust	811-21574
Eaton Vance New York Municipal Income Trust	811-09145
Eaton Vance Senior Floating-Rate Trust	811-21411
Eaton Vance Senior Income Trust	811-09013